                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 01/31/2005  |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[X] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [ ]Form 10-Q
[ ] Form N-SAR

For Period Ended:   June 30, 2003
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

S3I Holdings, Inc.
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Full Name of Registrant:

Axtion Foods, Inc.
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Former Name if Applicable

5927 Priestly Drive, Suite 101
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Address of Principal Executive Office (Street and Number)

Carlsbad, CA  92008
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant did not timely receive historical financial information from management of its predecessor in interest and as a result was not able to complete timely its financial statements without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Fred Villella                        (760)              602-1946
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Per the 8-K filed on April 17, 2003, Axtion Foods completed an Agreement & Plan of Share Exchange with SecureSoft Systems, Inc. (SecureSoft). The exchange of shares has been recorded as a reverse acquisition whereby SecureSoft is the accounting survivor. Therefore the accounting history of SecureSoft will be presented in the financial statements. Based on preliminary figures, revenues will be approximately $300,000 for the six months ended June 30, 2003 and a net loss will be reported. At this time, the net loss cannot be determined because the historical financial information from management of its predecessor in interest was not timely received.

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                                S3I Holdings, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 26, 2003             By: /s/ Fred Villella
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